CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the interim consolidated financial statements for the three-month periods ended March 31, 2010 and March 31, 2009, and the audited annual consolidated financial statements for the year ended December 31, 2009 and the notes thereto.

Throughout this discussion, references are made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses and to EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow.  Management believes these measures are useful in evaluating  the performance of the Company and its business segments.  As United States “(U.S.”) generally accepted accounting principles (“GAAP”)  does not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 8, “Non-GAAP measures”.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.  Use of these symbols is in accordance with industry practice.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at April 28, 2010, which is the date of filing in conjunction with the Company’s press release announcing its results for the first quarter of 2010.  Disclosure contained in this document is current to April 28, 2010, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements including under the headings “Strategy Update”, “Liquidity and Capital Resources” “Contingent Liabilities”, “Risks and Uncertainties” and “Outlook”.  Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows and liquidity, currency rates, covenant compliance, severance obligations, the negative impact on EBITDA of a decline in directory paper volumes and prices in 2010, strength of markets,  availability of fibre, curtailment of operations, and the impact of labour disruptions affecting suppliers.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including:

•	the impact of general economic conditions in the United States and Canada and in other countries in which the Company does business;

•	market conditions and demand for the Company’s products and the outlook for inventories, production and pricing;

•	declines in advertising and circulation;

•	expected cash flows, capital expenditures and completion of capital projects;

•	the Company’s ability and that of its agents to sell its products in export markets;

•	the implementation of trade restrictions and sanctions in jurisdictions where the Company markets its products;

•	business strategies and measures to implement strategies;

•	the Company’s history of losses;

•	the cyclical nature of the Company’s business;

•	the effects of intense competition;

•	competitive strengths, goals, expansion and growth of the Company’s business and operations;

•	shifts in industry capacity;

•	fluctuations in foreign exchange or interest rates;

•	the Company’s ability to successfully obtain cost savings from its cost reduction initiatives;

•	labour unrest;

•	fluctuations in the availability and cost of raw materials, including fibre and energy;

•	implementation of environmental legislation requiring capital for operational changes;

•	the availability of qualified personnel or management;

•	the outcome of certain ligation or disputes;

•	conditions in the capital markets and the Company’s ability to obtain financing and refinance existing debt; and

•	other factors, many of which are beyond the Company’s control.

Additional information concerning these and other factors can be found in Section 12 of this MD&A under the heading "Risks and uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.	OVERVIEW AND HIGHLIGHTS

First quarter overview

General overview

Market conditions for the Company’s paper products during the first quarter of 2010 (“Q1”) continued to be challenging.  The effects of the global economic recovery that began late in 2009 have thus far resulted in only a marginal improvement in North American print advertising.  Paper demand, while improved over the same period last year, showed no signs of returning to pre-recession levels.  Pulp prices continued to improve, as operating rates remained strong and inventories were at relatively low levels.  Operating rates were supported by supply interruptions affecting a significant amount of global pulp capacity, most notably from pulp producers in Chile where production has been affected since the earthquake occurred in late February 2010.

High levels of production curtailment and declining specialty printing paper prices negatively affected the Company’s sales, net earnings, cash flows, and liquidity compared to the fourth quarter of 2009 (“Q4”).  In addition, Q1 results were negatively affected by higher prices for purchased pulp and old newspaper (“ONP”), additional maintenance costs related to the planned restart of the second pulp production line in Q2, and higher restructuring costs in Q1.

Financial performance

The Company recorded a net loss attributable to the Company of $44.1 million and a net loss attributable to the Company before specific items of $37.6 million in Q1, compared to a net loss attributable to the Company of $35.8 million and a net loss attributable to the Company before specific items of $21.8 million in Q4.  EBITDA was negative $16.2 million compared to $14.1 million in the prior quarter.  Q1 EBITDA included restructuring costs of $14.1 million, compared to $1.4 million in Q4.  Q1 EBITDA before these specific items for Q1 was negative $2.1 million, compared to $15.5 million in Q4.

During the quarter, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  This change resulted in an increase to EBITDA of $1.0 million and $0.7 million in Q1 and Q4, respectively, with offsetting adjustments to other expenses in each of the respective quarters.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

Product demand and pricing

Paper demand in the quarter was higher than the same period last year but remained well below pre-recession levels.  Coated, uncoated mechanical and directory paper benchmark prices continued to decline in the quarter while U.S. newsprint benchmark prices continued to recover slowly, although newsprint operating rates for the quarter remained weak.  In Canada and international markets, newsprint prices declined, and as a result, overall newsprint prices were flat relative to Q4.  As producer operating rates were low during the quarter, the Company only partially implemented the announced U.S. newsprint price increases relating to the first quarter of 2010.  For U.S. shipments, the Company expects to realize more of the announced Q1 price increases in the second quarter (“Q2”) of 2010.

Northern European benchmark prices for northern bleached softwood kraft (“NBSK”) pulp reached highs not seen since the third quarter of 2008.  During Q1, the Company’s pulp prices were adversely affected by a strong order backlog that caused the Company to ship and invoice a disproportionate amount of Q4 orders in Q1.  As a result, the announced pulp price increases of US$20 per tonne in January 2010 and US$30 per tonne in each of the months of February and March 2010 were largely implemented and the remainder will be realized in Q2.

Production curtailment

To address continued weak demand for the Company’s paper products, the Company maintained market related production curtailment of approximately 52% of the Company’s newsprint capacity and 14% of specialty printing paper capacity in Q1.  Due to continuing weak demand for newsprint and directory paper, on January 21, 2010, the Company announced the indefinite production curtailment of its Crofton No. 1 paper machine (“C1”) which produces 140,000 tonnes of newsprint on an annualized basis.  The C1 machine was temporarily idled on December 23, 2009 for the holiday period.  As this curtailment significantly impacted the Company’s British Columbia (“B.C.”) requirements for de-inked pulp (“DIP”) as furnish, and owing to relatively high ONP prices and constrained availability and quality of recovered paper, the Company also announced the indefinite curtailment of its paper recycling facility in Coquitlam, removing 175,000 air-dried tonnes of DIP capacity on an annualized basis.  The Company’s Elk Falls No. 1 (“E1”), No. 2 (“E2”), and No. 5 (“E5”) paper machines remained indefinitely curtailed throughout the quarter, removing 526,000 tonnes of newsprint and specialty printing papers production on an annualized basis.

The Company’s second line of pulp production at Crofton has been indefinitely curtailed since March 2009, due to high manufacturing and incremental fibre costs, removing 181,000 tonnes of market and internal pulp production on an annualized basis, and resulting in the curtailment of approximately 36% of its market pulp capacity during Q1.  In light of rapidly increasing pulp prices, in March, 2010, the Company announced that it will restart its second line of pulp production at Crofton in Q2 to take advantage of a stronger pulp market.  The Company has adequate fibre supply and sales orders to support the additional production volume which will allow it to take advantage of the current positive market conditions.  During the quarter, the Company incurred $2.3 million in maintenance costs related to the planned restart of the second pulp line.

The following table summarizes paper and pulp production curtailment in Q1:

Q1 2010 production curtailment (thousands of tonnes)	Specialty printing papers	Newsprint	Market pulp	Total

Crofton 1	1.1	36.9	30.7	68.7
Elk Falls 2	37.6	92.0	–	129.6
Total	38.7	128.9	30.7	198.3

1
Curtailment consists of market-related curtailment and includes 34,500 tonnes related to C1 which was curtailed on December 23, 2009, and indefinitely curtailed on January 21, 2010 and 30,700 tonnes of market pulp related to the second pulp production line at Crofton which was indefinitely curtailed on March 8, 2009.

2	Curtailment consists of market-related curtailment related to E1 (curtailed since September 2007), E2 and E5 (curtailed since February 2009), all of which are indefinitely curtailed.

Restructuring

During Q1, the Company incurred $14.1 million in severance costs related to approximately 290 employees, 200 of which were related to the extended curtailment of Elk Falls Paper.  Of the 100 employees who were on layoff at the Company’s other operations at December 31, 2009, another 50 requested their severance.  The indefinite closure of the Company’s C1 machine and the associated paper recycling facility in Coquitlam resulted in the severance of an additional 40 employees.

During the quarter, the Company implemented announced changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the Company-provided contribution rate under the defined contribution pension plans from 7% to 5%.  The Company also changed the design of its extended health and other benefits plan which now includes core coverage paid by the Company with optional enhanced coverage, deductibles and dispensing fees paid by employees.  A 50/50 cost-sharing arrangement was also introduced for the provincial medical services plan premiums.  Furthermore, annual vacation entitlements were limited to 5 weeks per employee and supplemental vacation benefits have been eliminated on a prospective basis.  The Company expects these changes will result in annualized savings of approximately $8 million.

Property tax dispute

The Company is committed to taking actions to achieve a more sustainable and reasonable model through which to determine municipal property taxes for industry in the B.C. communities in which it operates.  During 2009, the Company provided the public with analyses of 2008 municipal service consumption by tax class for each community in which its mills are located.  The analyses indicated that the property tax Class 4 levy is approximately six times the cost of services provided by the four municipalities and established that a combined levy of approximately $4.6 million was more equitable.  Accordingly, during 2009, the Company committed to pay the $4.6 million, plus a gross-up of 30%, which equated to $1.5 million per municipality, for a combined total of approximately $6.0 million.  In addition to the municipal amounts, the Company paid school and regional district levies collected by the municipalities on behalf of other governments.

During 2009, the Company also petitioned the Supreme Court of B.C. for judicial review of property tax rates in each of the four municipalities in which its B.C. paper mills are located.  The Company’s petitions for each municipality were dismissed, and the Company then appealed all four rulings to the B.C. Court of Appeal.  The first appeal relating to the District of North Cowichan was heard in March, 2010 and on April 22, 2010 the Court of Appeal dismissed the Company’s appeal, declining to strike down the North Cowichan by-law, calling the “extreme imbalance” perpetuated by the District of North Cowichan a political problem requiring a policy decision by elected officials.  The Company intends to seek leave from the Supreme Court of Canada to appeal the Court of Appeal’s decision.  The Company also intends to abandon its appeals of the decisions relating to the other municipalities and has paid all outstanding taxes, penalties and interest relating to its 2009 property taxes.

Despite the challenges the Company has encountered in achieving the levels of Class 4 rate reductions through the courts, the municipalities directly involved and other governments have acknowledged the current inequity inherent in the Class 4 tax rates and in some cases, have taken active steps towards lowering the levies in their respective municipality.  On April 9, 2010, the City of Powell River (“the City”) and the Company entered into an agreement in principle to reduce the annual Class 4 property taxes paid by the Company to $2.3 million per year for the next five years and the Company and the City also agreed to jointly pursue arrangements that would enable a 20-year service agreement valued at $0.8 million annually for five years, under which the Company would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s waste wood boiler.

Financing, liquidity and capital assets

On March 10, 2010, the Company completed the exchange of US$318.7 million of its 8.625% senior notes due June 2011 (“2011 Notes”) for new senior secured notes of US$280.4 million at 11.0%, due December 2016.  As of March 31, 2010, US$35.5 million of the 2011 Notes remain outstanding.  The Company incurred $10.5 million in costs associated with the exchange, of which the remaining $8.3 million was recorded in the current quarter.  For additional details refer to Section 3, “Liquidity and capital resources”.

At March 31, 2010, the Company had $119.5 million of liquidity available, comprised of $58.7 million in cash and $60.8 million of availability on the Company’s asset-based loan facility (“ABL Facility”).  The availability on the ABL Facility is after taking into account the financial covenant to maintain excess availability above $35.0 million.  The quarter-over-quarter liquidity decline of $37.9 million was largely the result of lower EBITDA in Q1, as well as $8.3 million in costs associated with the bond exchange, $7.0 million interest payment normally due in June that was made in March, concurrent with the bond exchange, and $14.1 million in severance costs.  These negative effects to liquidity were partly offset by the sale of property for proceeds of $6.8 million.  Refer to Section 3, “Liquidity and capital resources” for a discussion of the Company’s credit facility and liquidity.

Resignation of President and Chief Executive Officer

On January 25, 2010, the Company’s Board of directors accepted the resignation of President and Chief Executive Officer Richard Garneau, who will be leaving the Company at the end of May 2010, for personal reasons.  The Board of directors has commenced a search for a successor.

Selected financial information

(In millions of dollars, except where otherwise stated)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$273.3	$1,223.5	$295.0	$266.9	$300.7	$360.9

Operating earnings (loss)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8
EBITDA 2	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items 2	(2.1)	141.1	15.5	25.9	26.6	73.1
Net earnings (loss) attributable to the Company	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 2	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4
EBITDA margin 2	(5.9%)	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items 2	(0.8%)	11.5%	5.3%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
– before specific items 2	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

Sales (000 tonnes)
Specialty printing papers	206.2	896.5	239.0	232.9	215.6	209.0
Newsprint	123.1	488.2	118.3	113.5	131.0	125.4
Total paper	329.3	1,384.7	357.3	346.4	346.6	334.4
Pulp	54.9	110.2	38.4	–	12.3	59.5
Total sales	384.2	1,494.9	395.7	346.4	358.9	393.9

Production (000 tonnes)
Specialty printing papers	212.2	890.6	227.5	237.8	204.8	220.5
Newsprint	113.7	497.3	128.0	110.7	126.1	132.5
Total paper	325.9	1,387.9	355.5	348.5	330.9	353.0
Pulp	49.3	87.5	48.9	–	–	38.6
Total production	375.2	1,475.4	404.4	348.5	330.9	391.6

US$/CDN$ foreign exchange 3
Average spot rate (a)	0.961	0.876	0.947	0.911	0.857	0.803
Period-end spot rate (b)	0.985	0.956	0.956	0.933	0.860	0.794
Average effective rate (c)	0.938	0.879	0.934	0.906	0.860	0.832

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	381.8
Weighted average	381.8	381.8	381.8	381.8	381.8	381.8

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

2
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company’s common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

3	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate.
c)
Average effective rate represents a blended rate which takes account of the applicable average spot rates and the Company’s effective portion of revenue hedging program for operating earnings in the period.  See Section 7, “Summary of quarterly results” for further details.

Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market pulp and owns western Canada’s largest paper recycling facility.  With four of the Company’s five pulp and paper operations located within a 160-kilometre radius of its head office in Richmond,  B.C., and one mill located in Snowflake, Arizona, the Company has a combined annual capacity of 2,507,000 tonnes of product.  The Company’s paper recycling operation is located in Coquitlam, B.C. and has an annual capacity of 175,000 air-dried tonnes of production of DIP which may be used as furnish at its other mills.

The Company is the largest producer of specialty printing papers and newsprint in western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers, and directory paper.  The Company is the only producer of lightweight coated paper in western North America.

The Company’s business is comprised of three business segments: specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2010 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE 1
		Specialty printing papers1				Newsprint1		Pulp
Mill location	Number of paper machines	Uncoated mechanical		Lightweight coated	Directory	Newsprint		NBSK pulp

Crofton, B.C. 2, 3	3	-		-	183,000	234,000	3	403,000	2
Elk Falls, B.C. 3	3	153,000	3	-	-	373,000	3	-
Port Alberni, B.C.	2	-		231,000	112,000	-		-
Powell River, B.C.	3	368,000		-	-	104,000		-
Snowflake, Arizona	2	65,000		-	-	281,000		-
Total capacity (tonnes)		586,000		231,000	295,000	992,000		403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.  The Company indefinitely curtailed pulp production at its Crofton mill, effective March 8, 2009.  On October 5, 2009 one line of pulp production was restarted, reinstating 222,000 tonnes of production on an annualized basis.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

3
The Company has indefinitely curtailed the E1, E2 and E5 paper machines, removing the equivalent of 153,000 tonnes of specialty printing papers production and 373,000 tonnes of newsprint production annually, and the C1 paper machine, removing 140,000 tonnes of newsprint production annually.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailments.

Strategy Update

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing its brands and customer base.

2010 key priorities

The Company continues to focus on reducing fixed and operating costs, improving its product mix, and managing its liquidity and cash flows by focusing on cash conservation, debt maturities and investment in capital projects that provide long-term benefits to the Company.  An update on 2010 key priorities can be found below:

Focus on cash flows and liquidity:

•	Free cash flow was negative $36.6 million in Q1 and liquidity decreased by $37.9 million compared to Q4;

•	Capital expenditures in Q1 were $3.2 million and are expected to be approximately $20 million in 2010 compared to $11.5 million in 2009 and $41.9 million in 2008;

•	The Company refined the scope and benefits of two projects identified for utilization of Green Transformation Program credits; and

•
The Company completed the exchange of senior unsecured notes of US$318.7 million at 8.625%, due June 2011, for new senior secured notes of US$280.4 million at 11.0%, due December 2016, leaving US$35.5 million of senior unsecured notes due in June 2011 outstanding.

Maintain the Company’s focus on matching production to customer orders and keep inventories at appropriate levels:

•
Paper production curtailment of 167,600 tonnes in Q1 represented approximately 32% of paper capacity and paper finished goods inventory levels as at March 31, 2010 of 46,500 tonnes compared to an average quarter-end paper inventory level of 54,100 tonnes in 2009 and 49,900 tonnes at the end of the prior period.

Develop higher-value recycled-content grades at the Snowflake mill, particularly high-bright and directory grades and continue to develop the grade mix at the B.C. mills:

•	The Company successfully produced recycled high-bright grades at Snowflake.

Focus on implementing initiatives to reduce fixed costs:

•
During the quarter, the Company implemented announced changes to salaried employee and retiree pension plans, extended health and other benefit plans, and to vacation entitlements.  The Company expects these changes will result in annualized savings of approximately $8 million.  For additional details, refer to the discussion on “Restructuring” earlier in this section.

•
The Company entered into an agreement in principle with the City of Powell River to reduce the Company’s annual municipal property taxes to $2.3 million, and to enter into a 20-year service agreement valued at $0.8 million per year to the Company, which will bring the cost to $1.5 million;

•	The Company intends to seek leave to appeal to the Supreme Court of Canada in response to the B.C. Court of Appeal’s dismissal of the North Cowichan property tax petition on April 22, 2010; and

•
Mill fixed costs were $78.0 million in Q1, a decrease of $3.0 million compared to the prior quarter, primarily due to lower salary and labour costs, offset in part by higher maintenance costs incurred in the current quarter related to the restart of the second line of Crofton pulp.  Refer to the EBITDA reconciliations later in this section for further details on fixed costs.

Continue to implement plans to reduce labour costs to $80 per tonne at all mills and develop more flexible and efficient work practices:

•
In light of the preliminary indications from the District of Campbell River with respect to municipal tax levies, the Company resubmitted a proposal to the Elk Falls union that could allow for the restart of the Elk Falls paper mill at a labour cost of approximately $40 per hour, a cost that equates to $80 per tonne, and reflects current market realities.  The proposal includes changes to wages and benefits that are comparable to those already implemented with management and staff employees and would result in an all-in annual average cost of $82,000 per hourly employee; and

•
The Company continues to seek additional labour cost reductions through discussions with the local and national unions representing employees at each of its operating sites and to identify and implement manning structures and work practices at its mills to achieve the $80 per tonne labour target.

Improve the safety performance at all mills, with a target lost time incident ratio of 1.0 and medical incident rate of 3.0:

•
As of March 31, 2010, the Company’s lost time incident (“LTI”) rate was 0.9 compared to a target LTI rate of 1.0, and its medical incident rate (“MIR”) was 5.5 compared to a target MIR rate of 3.0.  The Crofton and Powell River mills had higher than usual medical incidents.  Mill management met with mill crews to identify underlying issues and reinforce the need for employees to follow safe work practices to prevent injuries.  The month of March was a better month for safety overall.

Consolidated results of operations

Three months ended March 31, 2010 compared to three months ended December 31, 2009

Sales

Sales in Q1 decreased by $21.7 million, or 7.4%, compared to Q4.  The negative impacts of reduced sales volumes and prices for specialty paper products and a slightly stronger Canadian dollar in Q1 compared to Q4 more than offset higher pulp prices in Q1 relative to Q4.

EBITDA and EBITDA before specific items

(In millions of dollars)	EBITDA 1	EBITDA before specific items 1

Q4, 2009	$14.1	$15.5
Paper prices	(10.0)	(10.0)
Pulp prices	2.8	2.8
Impact of Canadian dollar on sales, inclusive of hedging 2	(0.7)	(0.7)
Volume and mix	(11.0)	(11.0)
Furnish mix and costs	(1.7)	(1.7)
Chemical costs	(0.7)	(0.7)
Energy costs	(1.9)	(1.9)
Labour costs	2.0	2.0
Selling, general and administrative costs	0.7	0.7
Lower of cost or market impact on inventory, net of inventory change	4.3	4.3
Restructuring costs	(12.7)	
Other, net	(1.4)	(1.4)
Q1, 2010	$(16.2)	$(2.1)

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is nil.

Operating earnings (loss)

The Company’s operating loss increased by $7.8 million in Q1, primarily related to lower EBITDA of $30.3 million in Q1 compared to Q4.  The deterioration in EBITDA quarter-over-quarter was partly driven by lower directory production and sales volumes in Q1 compared to Q4 due to seasonal factors and lower contract volumes.  The negative impact to operating earnings of lower EBITDA in Q1 was offset in part by reduced depreciation and amortization of $5.1 million in Q1 and the asset-impairment charge of $17.4 million in Q4.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company in Q1 of $44.1 million ($0.12 per common share) increased $8.3 million compared to a net loss attributable to the Company of $35.8 million ($0.09 per common share) in Q4.  The increase in net loss attributable to the Company was primarily related to increased after-tax operating losses of $6.2 million, offset in part by an after-tax foreign exchange gain on the translation of long-term debt of $11.7 million in Q1 compared to an after-tax gain of $9.5 million in Q4.  Net loss attributable to the Company before specific items in Q1 of $37.6 million ($0.10 per common share) increased by $15.8 million from net loss attributable to the Company before specific items of $21.8 million ($0.06 per common share) in the previous quarter.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Sales

Sales in Q1 decreased by $87.6 million, or 24.3%, compared to Q1, 2009.  Lower sales volume for the Company’s products, lower paper prices, and the negative impact of a stronger Canadian dollar in Q1 compared to Q1, 2009 more than offset the positive impact of higher pulp prices in Q1 compared to Q1, 2009.

EBITDA and EBITDA before specific items

(In millions of dollars)	EBITDA1	EBITDA before specific items1

Q1, 2009	$68.9	$73.1
Paper prices	(59.8)	(59.8)
Pulp prices	9.5	9.5
Impact of Canadian dollar on sales, inclusive of hedging 2	(29.8)	(29.8)
Volume and mix	(7.7)	(7.7)
Furnish mix and costs	2.7	2.7
Chemical costs	2.2	2.2
Labour costs	12.6	12.6
Lower of cost or market impact on inventory, net of inventory change	(5.8)	(5.8)
Restructuring costs	(9.9)	
Other, net	0.9	0.9
Q1, 2010	$(16.2)	$(2.1)

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $11 million.

Operating earnings (loss)

The Company’s operating loss deteriorated by $80.7 million in Q1 compared to Q1, 2009.  The decline over the comparative period was related to lower EBITDA of $85.1 million offset in part by reduced depreciation and amortization expense of $4.4 million in the current quarter.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company of $44.1 million ($0.12 per common share) in Q1 increased $64.2 million compared to net earnings attributable to the Company of $20.1 million ($0.06 per common share) in Q1, 2009.  This was largely due to the decline in after-tax operating earnings of $57.2 million and the absence of an after-tax gain on cancellation of long-term debt in Q1 compared to a gain of $26.1 million in Q1, 2009, partly offset by an after-tax gain on the translation of U.S. dollar denominated debt of $11.7 million in Q1 compared to an after-tax loss of $10.7 million in Q1, 2009.  Net loss attributable to the Company before specific items of $37.6 million ($0.10 per common share) increased by $46.0 million from a net earnings attributable to the Company before specific items of $8.4 million ($0.02 per common share) in Q1, 2009.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) before specific items.

2.	SEGMENTED RESULTS

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$164.1	$832.3	$202.7	$205.3	$206.7	$217.6
Operating earnings (loss)	(20.3)	41.1	(1.4)	11.9	2.8	27.8

EBITDA 2	1.0	134.9	22.0	36.3	25.6	51.0
– before specific items 2	5.8	146.6	22.4	35.8	35.4	53.0
EBITDA margin 2	0.6%	16.2%	10.9%	17.7%	12.4%	23.4%
– before specific items 2	3.5%	17.6%	11.1%	17.4%	17.1%	24.4%

Sales (000 tonnes)	206.2	896.5	239.0	232.9	215.6	209.0
Production (000 tonnes)	212.2	890.6	227.5	237.8	204.8	220.5
Curtailment (000 tonnes) 3	38.7	185.4	40.9	53.5	54.3	36.7

Average sales revenue per tonne	$795	$928	$848	$882	$958	$1,041
Average delivered cash costs per tonne 4	790	776	757	724	836	794
– before specific items 4	767	763	755	726	791	784

Benchmark prices
SC-A paper, 35 lb. (US$/ton) 5	732	798	750	763	803	877
LWC paper, No. 5, 40 lb. (US$/ton) 5	742	808	757	763	817	897
Telephone directory paper, 22.1 lb. (US$/ton) 5	660	758	720	740	770	800

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

2
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

3
Curtailment consists of downtime related to unavailability of fibre and market demand in 2009 and downtime related to market demand in 2010.  Q1, 2010 curtailment includes 37,600 tonnes related to E2 which was indefinitely curtailed on February 23, 2009.

4
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Segment Overview

Specialty printing paper prices continued to deteriorate in Q1 compared to Q4 due to weak demand and low operating rates.

Coated mechanical demand increased 9.2% in Q1 year-over-year from very low levels in Q1, 2009.  Industry operating rates (shipments-to-capacity rates) in Q1 increased to 84% from 71% in the same quarter last year, but were still at historically low levels.  The Q1 average lightweight coated (“LWC”) paper benchmark price was US$742 per short ton, a decrease of US$15 per short ton, or 19.8%, from Q4.  Compared to Q1, 2009, the average benchmark price was down significantly by US$155 per short ton, or 17.3%.  At the end of the quarter, improving operating rates, as well as rising producer input costs, resulted in the Company announcing a US$30 per short ton increase, effective April 1, 2010, for coated paper grades.

Year-over-year, uncoated mechanical demand increased 2.9%, including an increase of 10.8% for high gloss grades and a decrease of 4.4% for standard grades.  Prices weakened across all grades, reflecting lower demand and weak operating rates as well as some producers switching production from coated to uncoated grades.  The average benchmark price for SC-A in Q1 was US$732 per short ton, a decrease of US$18 per short ton, or 2.4%, from Q4 compared to a decrease of US$145 per short ton, or 16.5%, from the same quarter last year.  At the end of the quarter, improving operating rates, as well as rising producer input costs, resulted in the Company announcing a US$30 per short ton increase, effective April 1, 2010, for SC paper grades.  Additionally, the Company announced a US$50 per short ton increase for its Electrastar and Electrastar Max superbrite grades effective May 15, 2010 and an increase of US$40 per short ton for Electrabrite grades effective June 1, 2010.

North American directory demand increased 0.2% in Q1 year-over-year.  Demand remained flat due to a reduction in advertising spending by small and medium-size businesses, smaller books, reductions in white page counts, lower circulation and migration from printed books to the internet.  Pricing agreements with major directory customers are in place for 2010.  Price decreases compared to 2009 average approximately 11%.  The average directory benchmark price for Q1 was US$660 per short ton, a decrease of US$60 per short ton, or 8.3%, from Q4.  Compared to Q1 2009, the average directory benchmark price declined US$140 per short ton, or 17.5%.

Operational performance

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Operating earnings for the specialty printing papers segment in Q1 declined $48.1 million compared to Q1, 2009.  EBITDA and EBITDA before specific items decreased $50.0 million and $47.2 million, respectively, compared to the same period in 2009.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 2,800 tonnes, or 1.3%, from the comparative period in 2009 largely due to lower directory sales volumes and a full quarter of production curtailment related to E2 in Q1 compared to production curtailment from February 23, 2009 for this machine in Q1, 2009.  Average sales revenue decreased by $246 per tonne over the comparative period, reflecting lower average transaction prices for the Company’s specialty printing paper products and the negative impact of the stronger Canadian dollar.

Average delivered cash costs decreased $4 per tonne from the comparative period in 2009.  This was primarily due to lower chemical, fuel, labour, and salary costs largely offset by higher power and restructuring costs.  Before the impact of specific items, average delivered cash costs decreased $17 per tonne from the comparative period in 2009.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Newsprint

(In millions of dollars, except where otherwise stated)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$69.5	$320.6	$66.5	$61.6	$86.8	$105.7
Operating earnings (loss)	(26.3)	(70.3)	(38.2)	(18.3)	(22.4)	8.6

EBITDA 2	(18.2)	(8.4)	(9.6)	(8.3)	(10.5)	20.0
– before specific items 2	(9.7)	(5.4)	(9.4)	(8.1)	(8.6)	20.7
EBITDA margin 2	(26.2%)	(2.6%)	(14.4%)	(13.5%)	(12.1%)	18.9%
– before specific items 2	(14.0%)	(1.7%)	(14.1%)	(13.1%)	(9.9%)	19.6%

Sales (000 tonnes)	123.1	488.2	118.3	113.5	131.0	125.4
Production (000 tonnes)	113.7	497.3	128.0	110.7	126.1	132.5
Curtailment (000 tonnes) 3	128.9	455.4	112.7	114.2	119.1	109.4

Average sales revenue per tonne	$564	$657	$563	$542	$662	$844
Average delivered cash costs per tonne 4	713	673	643	615	741	684
– before specific items 4	644	667	641	614	726	678

Benchmark price
Newsprint 48.8 gsm, West Coast delivery(US$/tonne) 5	530	546	485	442	564	692

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

2
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

3
Curtailment consists of downtime related to unavailability of fibre and market demand in 2009 and downtime related to market demand in 2010.  Q1, 2010 curtailment includes 37,800 tonnes related to E1, 54,200 tonnes related to E5, and  34,500 tonnes related to C1 which were all curtailed throughout Q1 (C1 had been curtailed since December 23, 2009, and was indefinitely curtailed on February 1, 2010).

4
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

5	Benchmark selling prices are sourced from RISI.

Segment Overview

U.S. newsprint consumption continued its decline in Q1, dropping 11.0% in Q1 compared to Q1, 2009.  Despite this, North American newsprint shipments increased 8.4% in Q1 year-over-year, due primarily to improving offshore exports and the more moderate decline in North American demand compared to year-ago levels.  During the quarter, U.S. newsprint benchmark prices continued to recover slowly, while in Canada and international markets, newsprint prices declined, and as a result, overall newsprint prices were flat relative to the prior quarter.  The Company only partially implemented announced U.S. newsprint price increases relating to the first quarter of 2010.  The Company expects to realize more of the announced U.S. price increases in Q2.  The average newsprint benchmark price for Q1 increased US$45 per tonne, or 9.3%, from Q4.  Compared to Q1 2009, the average benchmark price decreased US$162 per tonne, or 23.4%.  Prevailing low prices of newsprint, improved shipments and rising input costs led the Company to announce newsprint price increases of US$25 per tonne for each of the months of May and June 2010.

During Q1, the Company announced the indefinite production curtailment of C1 effective February 1, 2010, removing the equivalent of 140,000 tonnes of newsprint grades on an annualized basis.  The Company had temporarily curtailed production of its C1 machine on December 23, 2009.  Including the impact of E1 and E5, which were indefinitely curtailed in September 2007 and February 2009, respectively, the Company has indefinitely curtailed the equivalent of 513,000 tonnes of newsprint on an annualized basis or approximately 52% of the Company’s newsprint capacity.

Operational performance

Three months ended March 31, 2010 compared to the three months ended March 31, 2009

Operating loss for the newsprint segment in Q1 deteriorated $34.9 million compared to operating earnings in Q1, 2009.  EBITDA and EBITDA before specific items declined $38.2 million and $30.4 million, respectively, compared to the same period in 2009.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 2,300 tonnes, or 1.8%, from Q1, 2009 due to higher production curtailment in Q1 compared to Q1, 2009.  Average sales revenue decreased $280 per tonne due to lower transaction prices and the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $29 per tonne from the comparative period in 2009.  This increase was due to higher ONP and restructuring costs as well as lower machine productivity.  Before the impact of specific items, average delivered cash costs decreased $34 per tonne from the comparative period in 2009.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Pulp

(In millions of dollars, except where otherwise stated)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$39.7	$70.6	$25.8	$–	$7.2	$37.6
Operating earnings (loss)	(2.3)	(11.6)	(1.5)	(3.6)	(1.9)	(4.6)

EBITDA 2	1.0	(3.3)	1.7	(2.1)	(0.8)	(2.1)
– before specific items 2	1.8	(0.1)	2.5	(1.8)	(0.2)	(0.6)
EBITDA margin 2	2.5%	(4.7%)	6.6%	–	(11.1%)	(5.6%)
– before specific items 2	4.5%	(0.1%)	9.7%	–	(2.8%)	(1.6%)

Sales (000 tonnes)	54.9	110.2	38.4	–	12.3	59.5
Production (000 tonnes)	49.3	87.5	48.9	–	–	38.6
Curtailment (000 tonnes) 3	30.7	239.5	33.7	85.8	85.8	34.2

Average sales revenue per tonne	$723	$641	$673	$–	$588	$632
Average delivered cash costs per tonne 4	706	668	628	–	643	665
– before specific items 4	690	639	609	–	596	640

Benchmark prices
NBSK pulp, China delivery(US$/tonne) 5	750	579	690	607	530	487

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

2
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

3
Curtailment consists of downtime related to unavailability of fibre and market demand in 2009 and market demand in 2010.  On March 8, 2009, Crofton pulp was indefinitely curtailed and on October 5, 2009, one line of Crofton pulp production was restarted, reinstating 222,000 tonnes of production capacity on an annualized basis..

4
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

5	Benchmark selling prices are sourced from RISI.

Segment Overview

The pulp price recovery that began in 2009 continued during 2010, bolstered by interruptions to supply that occurred during the quarter.  The Chilean earthquake in February 2010 caused extensive damage to the region’s infrastructure and this resulted in the temporary curtailment of the region’s pulp production, which is expected to be corrected during the second quarter of 2010.  This impact to global supply was compounded by wood supply interruptions to pulp producers in other regions.  These supply reductions occurred at a time when pulp inventories were relatively low, producer operating rates were rising, and when global pulp shipments increased 6.7% year-over-year.   As a result, the NBSK benchmark price of US$750 per tonne in Q1 increased significantly by US$60 per tonne, or 8.7%, from Q4.  Compared to Q1, 2009, the average benchmark price increased US$263 per tonne, or 54.0%.  The Company largely implemented pulp price increases of US$20 per tonne in January 2010 and US$30 per tonne in each of the months of February and March 2010 and expects to realize the remaining increases in Q2.

Operational performance

Three months ended March 31, 2010 compared to the three months ended March 31, 2009

The pulp segment operating loss in Q1 improved by $2.3 million, compared to Q1, 2009 due to increased EBITDA and EBITDA before specific items of $3.1 million and $2.4 million, respectively offset in part by increased depreciation and amortization of $0.8 million in Q1 compared to Q1, 2009.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Although production curtailment in Q1 decreased 3,500 tonnes compared to Q1, 2009, sales volume decreased 4,600 tonnes, or 7.7%, over the same period.  This was the result of lower pulp inventories going into the quarter compared to the pulp inventory levels of a year ago.  Average sales revenue increased $91 per tonne primarily due to higher average transaction prices partly offset by the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $41 per tonne from the comparative period due to higher maintenance costs, due to spending related to the restart of the second pulp production line at Crofton scheduled for Q2, and from the negative impact of lower of cost or market on inventories quarter-over-quarter, offset in part by lower furnish and steam costs.  Before the impact of specific items, average delivered cash costs increased $50 per tonne from the comparative period in 2009.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2010	2009
	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$(35.3)	$13.0	$(5.4)	$(4.6)	$(16.2)	$39.2
Changes in non-cash working capital	5.5	88.4	10.2	10.9	84.4	(17.1)

Cash flows provided (used) by
Operations	(29.8)	101.4	4.8	6.3	68.2	22.1
Investing activities	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Financing activities	2.0	(20.4)	(10.7)	43.2	(33.5)	(19.4)
Capital spending	3.2	11.5	4.7	1.0	2.2	3.6
Depreciation and amortization	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	–	17.4	17.4	–	–	–
Capital spending as % of depreciation and amortization	9.8%	8%	12%	3%	6%	10%
Total debt to total capitalization 1,2	49%	49%	49%	48%	49%	52%
Net debt to net capitalization 3,4	47%	46%	46%	45%	48%	52%
Net debt to LTM EBITDA before specific items 3,5,6	10.8	4.9	4.9	3.6	3.3	3.5
EBITDA before specific items to interest 5	(0.1)	2.0	0.9	1.6	1.6	3.7

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders’ equity attributable to the Company.
3     Net debt comprises total debt less cash on hand.
4     Net capitalization comprises total capitalization less cash on hand.
5     EBITDA before specific items is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.
6     LTM = last 12 months.

The Company’s principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as principal and interest payments on debt.  Assuming an improvement in its business in the second half of 2010, the Company anticipates that future operating cash requirements can be funded through internally generated cash flow from operations and advances under its ABL Facility.  However, in the event of further deterioration in the Company’s business or the continuation of current market conditions for a prolonged period, these sources may not be sufficient to meet cash requirements for operations and additional funding sources would be required.

Additional funding sources may also be required to repay the Company’s outstanding debt as it matures.  In normal market conditions, such additional funding would typically be obtained through the issuance of debt or equity securities or both.  However, credit and capital markets have been volatile over the last several years and market access for non-investment grade companies, including the Company, was limited or non-existent for extensive periods in 2008 and 2009.  Accordingly, there can be no assurance that the Company would be able to access debt or equity markets to the extent necessary to fund any shortfall arising from operations or to repay or refinance the Company’s outstanding debt as it matures.

Operating activities

Cash used by operating activities in Q1 was $29.8 million compared to cash provided of $22.1 million in the same quarter last year.  The decrease of $51.9 million from the previous year is primarily related to a reduction in EBITDA, driven in part from higher severance costs of $9.9 million incurred in Q1 compared to Q1, 2009, and a $7.0 million interest payment normally due in June that was made in March, concurrent with the bond exchange offset in part by a reduction in other working capital requirements in Q1.

Investing activities

Cash provided by investing activities in Q1 was $3.4 million compared to cash used of $1.7 million in the same quarter last year, largely due to higher proceeds from the sale of property, plant, and equipment in the current quarter.  Capital spending for Q1 was $3.2 million, primarily for profit-adding projects at Snowflake compared to $3.6 million in Q1, 2009, primarily for the TMP upgrade project at Port Alberni which was completed during 2009.

Financing activities

Cash provided by financing activities in Q1 was $2.0 million compared to cash used of $19.4 million in the same quarter last year.  The increase from the comparative period was primarily due to an increase in quarter-over-quarter drawings on the ABL in Q1 offset in part by the bond exchange costs of $8.3 million incurred in Q1.  The purchase of the Company’s debt in Q1, 2009 was largely offset by proceeds on unwinding debt currency hedges used to finance the debt buy-back.

Capital resources

The Company’s capital resources at March 31, 2010 included the amount available under the ABL Facility.  A summary of the Company's future cash flows for contractual obligations as of December 31, 2009 can be found on page 45 of the Company's 2009 Annual Report.  These have not changed materially since December 31, 2009.

Availability on the Company’s ABL Facility and total liquidity at period-end is summarized in the following table:

(In millions of dollars)	2010	2009
	Q1	Q4	Q3	Q2	Q1

Borrowing base	$144.8	$147.9	$151.5	$159.4	$241.5
Letters of credit	(24.0)	(24.1)	(24.2)	(24.8)	(25.8)
Amount drawn	(25.0)	(14.5)	(25.0)	–	(38.8)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)
Available to be drawn1	60.8	74.3	67.3	99.6	141.9
Cash on hand	58.7	83.1	90.6	41.6	6.0
Total liquidity	$119.5	$157.4	$157.9	$141.2	$147.9

1
The Company’s ABL Facility is subject to certain financial covenants as disclosed in the Company’s interim consolidated financial statements for the three months ended March 31, 2010, in note 10, “Long-term debt.”

As at March 31, 2010, the Company had $119.5 million of liquidity available, comprised of $58.7 million in cash and $60.8 million availability on its ABL Facility.  The availability on the ABL Facility is after taking into account the financial covenant to maintain excess availability above $35.0 million.  Compared to the same quarter last year, the Company’s available liquidity decreased by $28.4 million. The decrease is due to a reduction in the borrowing base driven by a reduction in inventory and accounts receivable balances in Q1 compared to Q1, 2009.  This decrease is partly offset by a reduction in amounts drawn of $13.8 million and an increase in cash on hand of $52.7 million.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances less certain reserves.  For additional information related to Excess Availability refer to the Company’s interim consolidated financial statements for the three months ended March 31, 2010, in note 10 “Long-term debt.”

The agreements covering the ABL Facility and senior notes impose significant operating and financial restrictions on the Company that may limit the Company’s conduct of its business and its ability to take advantage of new business opportunities.  Refer to “Debt” below for additional details on these covenants and restrictions and on events of default.

Debt

Total debt outstanding as at March 31, 2010 was $767.8 million. The Company’s net-debt to net-capitalization ratio as at March 31, 2010, was 47%, comparable to December 31, 2009.

On March 10, 2010, the Company completed the exchange of US$318.7 million of its 8.625% senior notes due June 2011 (“2011 Notes”) for new senior secured notes of US$280.4 million at 11.0%, due December 2016 (“2016 Notes”).  At March 31, 2010, US$35.5 million of the 2011 Notes remain outstanding.  The Company incurred $10.5 million in costs associated with the exchange, of which the remaining $8.3 million was incurred in the current quarter.

As the cash flows of the principal and interest on a discounted basis over the life of the 2016 Notes issued in exchange for the 2011 Notes did not differ by more than 10% compared to the cash flows of the principal and interest on a discounted basis over the life of the 2011 Notes, the 2016 Notes are accounted for as a modification of the 2011 Notes whereby the 2016 Notes are recorded at the carrying value of the 2011 Notes.  For additional details related to accounting for the exchange, refer to the Company’s interim consolidated financial statements for the three months ended March 31, 2010, note 10, “Long-term debt.”

The following table illustrates the changes in the Company’s long-term debt for the three months ended March 31, 2010:

Issue	December 31, 2009	Net increase (decrease)	Foreign exchange	March 31, 2010
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$35.5 million, December 31, 2009 – US$354.2 million)	$371.6	$(327.4)	$(8.0)	$36.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	265.4	–	(8.0)	257.4
Senior notes, 11.0% due December 2016 (US$280.4 million)		287.2	(2.4)	284.8
Modification - difference in carrying value of 8.625% and 11.0% senior notes (US$38.3 million) on exchange	–	39.6	–	39.6
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	14.5	10.5	–	25.0
Capital lease obligations	11.2	(0.2)	–	11.0

Non-recourse (PREI)
First mortgage bonds, 6.447% due July 2016	94.1	0.9	–	95.0
Subordinated promissory notes	18.8	–	–	18.8

Total debt	$775.6	$10.6	$(18.4)	$767.8
Less: current portion	1.0	–	–	1.0
Total long-term debt	$774.6	$10.6	$(18.4)	$766.8

At March 31, 2010, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The new senior notes require that the Company comply with additional debt covenants.  For additional details on covenant compliance, refer to the Company’s interim consolidated financial statements for the three months ended March 31, 2010, note 10, “Long-term debt.”  As described in this note to the financial statements, the minimum equity requirement in the ABL Facility is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent closure of operations.  In addition, the ABL Facility contains a covenant requiring that the Company complete a refinancing of its 2011 Notes on or before March 15, 2011.  The Company expects that the ABL Facility will be amended to (1) permit the minimum equity covenant to be further reduced by the amount of any non-cash write-downs of up to $200 million, whether or not such write-downs are associated with a permanent closure, and (2) modify the covenant with respect to the refinancing of the 2011 Notes such that the covenant will be satisfied if, by March 15, 2011, the aggregate indebtedness owing under the 2011 Notes then outstanding does not exceed US$17.7 million.

A significant or prolonged downturn in general business and economic conditions may affect the Company’s ability to comply with debt covenants in the future and could result in the Company being in default under the ABL Facility or senior notes.  If a default were to occur on the senior notes or the ABL Facility, the Company may not be able to remedy the default, obtain a waiver of the default, or enter into an appropriate amendment to the senior notes or ABL Facility agreements.  This may allow the counterparties to these agreements to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.  In this event, the Company may not have or be able to obtain sufficient funding to make accelerated debt payments if so required.  No assurance can be made that the Company would be able to effectively remedy a breach or default or obtain debt or equity financing, or sell assets as an alternative means of responding to a breach or default.

Credit rating

In March 2010, Moody Investors Service (“Moodys”) downgraded the Company’s long-term corporate credit rating to Caa1 from B3 and revised its probability of default rating to Caa1/LD from Caa3.  The “LD” suffix, indicating a limited default, was temporary and is a customary status arising from the bond exchange at a discount from par.  Moodys also downgraded the Company’s speculative grade liquidity rating to SGL-4 from SGL-3, and its rating for the Company’s unsecured notes due 2014 to Caa2 from Caa3.

On March 10, 2010, Standard & Poor’s (“S&P”) lowered its credit ratings for the Company, including its long-term corporate credit rating to SD from CC and its issue rating on the unsecured notes due 2011 to D from C.  S&P also placed the unsecured notes due 2014 on CreditWatch with positive implications.  On March 15, 2010, S&P raised its long-term corporate credit rating for the Company to CCC+ from SD and raised the issue ratings on the Company’s remaining unsecured notes due 2011 to CCC- from D.  S&P also assigned a CCC+ issue rating to the new 11% senior secured notes due December 2016, raised the issue rating on the senior unsecured notes due 2014 to CCC- from C and removed the CreditWatch with positive implications.

The credit ratings reflect Moodys and S&P’s concern that the Company’s net earnings and cash flows will be negatively affected by market conditions for its products in 2010.  The recent downgrades to the Company’s credit ratings have a negative influence on the Company’s ability to obtain future financing and have an adverse impact on the Company’s cost of capital.

Financial instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  The Company is exposed to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on, their use.  Management policies identify and analyze the risks, establish appropriate controls, set responsibilities and limits and provide for regular monitoring and reporting requirements.  For further details regarding specific risks, refer to the Company’s consolidated financial statements for the year ended December 31, 2009, note 26, “Financial instruments”.

Revenue risk management instruments

To partially hedge trade receivables and anticipated future sales denominated in foreign currencies, the Company uses foreign currency options and forward contracts.  At March 31, 2010, the Company had foreign currency options and forward contracts with a notional principal of US$367 million with major financial institutions.  Instruments having a notional principal of US$287 million are designated as hedging instruments.  The Company has decided that it will no longer designate its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes after March 31, 2010.  The Company believes the hedge accounting rules are complex, attract an administrative and compliance cost and are prone to changing regulation and interpretation by accounting standard setters, regulators and the accounting profession.  At period-end exchange rates, these instruments were reported at their fair value, which was $21.1 million at March 31, 2010.

The following table is a summary of the Company’s revenue risk management instruments outstanding at March 31, 2010 and related sensitivities to a US$0.05 change in the U.S. dollar relative to the Canadian dollar:

	Notional	Mark-to-market
(In millions of dollars)	principal	March 31, 2010	Sensitivity to US$0.05 change
	amount	US$/CDN$ 0.98	1.05	1.00	0.95
	(US$)	CDN$/US$ 1.02	0.95	1.00	1.05

2010 Q2	107	6.6	12.9	8.1	3.9
Q3	80	5.8	10.0	6.8	3.9
Q4	63	3.6	6.7	4.3	2.1
2011 Q1	47	2.1	4.2	2.6	1.1
Thereafter	70	3.0	6.0	3.6	1.4
	367	21.1	39.8	25.4	12.4

Cost risk management instruments

The Company’s policy allows for hedges to be placed on anticipated purchases at 0% to 70% of the net exposure for oil and natural gas.  At March 31, 2010, the Company had no significant agreements to purchase natural gas.

4.	RELATED PARTY TRANSACTIONS

A description of the Company's related parties can be found on page 48 of the Company's 2009
Annual Report. The Company had no significant related party transactions to report in Q1.

5.	CONTINGENT LIABILITIES

A description of the Company's contingent liabilities as at December 31, 2009 can be found on pages 49 and 50 of the Company's 2009 Annual Report.  A summary of the Company's contingent liabilities as at April 28, 2010, can be found below:

Severances

As at December 31, 2009, approximately 300 hourly employees at the Elk Falls Paper mill and approximately 70 hourly employees at Crofton were affected by protracted lay-offs and the Company estimated that the potential total severance payment would be approximately $19 million; however, the Company did not record a liability for this contingency.  Subsequent to December 31, 2009, and as at March 31, 2010, approximately 200 hourly employees at Elk Falls had requested severance payments, resulting in a severance charge of $12.0 million for the first quarter.  With the announced restart of the second line of pulp production at Crofton, the Crofton employees who were on lay-off at December 31, 2009 have been recalled.  This action has eliminated the contingent severance obligation with respect to these employees.  If the remaining affected employees exercised their severance rights, the Company estimates that the potential severance liability will be approximately $6 million.  The Company has not recorded a liability for this contingency.  The Company may not be able to restart the Elk Falls mill if all of the remaining hourly employees of this mill decide to forfeit their recall rights and request severances, in which case, the Company would consider permanently closing this mill.

In addition to the hourly employees on lay-off due to production curtailments, as at December 31, 2009, there were approximately 100 hourly employees who were on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives and the Company estimated that the total severance payment would be approximately $3.8 million.  The Company did not record a liability for this contingency as of December 31, 2009.  Subsequent to December 31, 2009, and as at March 31, 2010, approximately 50 hourly employees had exercised their severance rights, resulting in a severance charge of $1.1 million for the first quarter.  If the remaining affected employees exercised their severance rights, the Company estimates that the potential severance liability will be approximately $2 million.  The Company has not recorded a liability for this contingency.

Claim for return of payments made to Quebecor World (USA)

In January 2010, Quebecor World (USA)’s litigation trustee filed a claim against the Company for alleged preferential transfers of approximately US$18.8 million.  The Company believes it has a number of meritorious defences and will vigorously defend itself.

Application to Labour Relations Board for certain post-retirement benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Company’s Powell River and Port Alberni mills, have applied to the Labour Relations Board of B.C. for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited, now doing business as Weyerhaeuser Company Ltd. (“Weyerhaeuser”).  The Company does not agree with the Locals’ position and will contest the Labour Board application.  These proceedings are at an early stage.  The extent of the Company’s liability, if any, cannot be determined at this time although the Company estimates that it would incur costs of between $2 million and $4 million annually to provide these additional benefits.  In that event, the Company will seek indemnification from Weyerhaeuser.

6.	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company's results of operations and financial position for the year ended December 31, 2009, can be found on pages 50 and 51 of the Company's 2009 Annual Report.  These have not changed materially since December 31, 2009.

7.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2010:

(In millions of dollars, except per share amounts)
	2010	2009 1				2008 1
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales	$273.3	$295.0	$266.9	$300.7	$360.9	$499.9	$511.1	$457.4
EBITDA 2	(16.2)	14.1	25.9	14.3	68.9	73.1	60.6	33.5
Net earnings (loss) attributable to the Company	(44.1)	(35.8)	13.2	(1.9)	20.1	(48.5)	(10.9)	(121.9)

Net earnings (loss) per share attributable to the Company’s common shareholders – basic and diluted	$(0.12)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.13)	$(0.03)	$(0.33)

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

2	EBITDA is a non-GAAP measure. Refer to Section 8, “Non-GAAP measures” for further details.

Refer to Section 1, “Overview and highlights” and the discussion on "Overview of three months ended March 31, 2010 compared to the three months ended December 31, 2009" for details of Q1 results compared to Q4.

The following table reconciles the average spot exchange rate to the Company’s effective exchange rate for operating earnings for the eight consecutive quarters ending March 31, 2010:

US$/CDN$ foreign exchange	2010	2009 1				2008 1
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Average spot rate	0.961	0.947	0.911	0.855	0.803	0.825	0.961	0.990
(Favourable) unfavourable impact of hedging *	(0.023)	(0.013)	(0.008)	0.005	0.029	0.028	(0.003)	(0.012)
Average effective rate	0.938	0.934	0.906	0.860	0.832	0.853	0.958	0.978

* Impact of effective portion of hedging (in millions of dollars)	$4.9	$2.7	$1.3	$(1.2)	$(9.7)	$(13.4)	$0.8	$4.8

1      Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

8.	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses) as defined equates to operating earnings (loss) plus depreciation and amortization and impairment.  As U.S. GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset impairments, restructuring costs, income tax adjustments, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under U.S. GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items and net earnings (loss) per share attributable to the Company’s common shareholders before specific items should not be confused with or used as an alternative to measures prescribed by U.S. GAAP.

The Company has reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As U.S. GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow is calculated as EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.

Refer to the tables below for a reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) attributable to the Company as reported to net earnings (loss) attributable to the Company before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)	2010	2009 1
	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company	$(44.1)	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1
Net earnings (loss) attributable to non-controlling interest	(0.6)	(1.2)	0.7	(0.9)	(1.1)	0.1
Net earnings (loss)	(44.7)	(5.6)	(35.1)	12.3	(3.0)	20.2
Depreciation and amortization	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	–	17.4	17.4	–	–	–
(Gain) loss on cancellation of long-term debt	–	(30.7)	–	–	–	(30.7)
Foreign exchange (gain) loss on long-term debt	(13.6)	(75.3)	(11.1)	(38.9)	(37.9)	12.6
Other expense, net	3.5	29.1	4.3	5.7	12.0	7.1
Interest expense, net	16.8	69.3	16.6	16.5	16.3	19.9
Income tax expense (recovery)	(10.9)	(27.6)	(15.8)	(5.6)	(8.9)	2.7
EBITDA	(16.2)	123.2	14.1	25.9	14.3	68.9
Specific items:
Restructuring costs
Specialty printing papers	$4.8	$11.7	$0.4	$(0.5)	$9.8	$2.0
Newsprint	8.5	3.0	0.2	0.2	1.9	0.7
Pulp	0.8	3.2	0.8	0.3	0.6	1.5
Total specific items	14.1	17.9	1.4	–	12.3	4.2
EBITDA before specific items	$(2.1)	141.1	15.5	25.9	26.6	73.1

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

Reconciliation of net earnings (loss) attributable to the Company as reported to net earnings (loss) attributable to the Company before specific items by quarter

(In millions of dollars and after-taxes, except where otherwise stated)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company	$(44.1)	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1

Specific items:
(Gain) loss on cancellation of long-term debt	–	(26.1)	–	–	–	(26.1)
Foreign exchange loss (gain) on long-term debt	(11.7)	(64.0)	(9.5)	(33.0)	(32.2)	10.7
Impairment and loss on disposal	–	13.1	13.1	–	–	–
Restructuring costs	10.1	12.5	1.0	–	8.5	3.0
Notes exchange costs	5.9	1.5	1.5	–	–	–
Income tax adjustments	2.2	8.6	7.9	–	–	0.7

Net earnings (loss) attributable to the Company before specific items	$(37.6)	$(58.8)	$(21.8)	$(19.8)	$(25.6)	$8.4

Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
Before specific items	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

Reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow by quarter

(In millions of dollars)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$(29.8)	$101.4	$4.8	$6.3	$68.2	$22.1
Cash provided (used) by investing activities	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Proceeds from the sale of property, plant and equipment and other assets	(6.8)	(4.5)	(0.9)	(0.4)	(0.5)	(2.7)
Other investing activities	0.2	(4.1)	(2.2)	(0.1)	(2.6)	0.8
Non-cash working capital changes except change in taxes and interest	(11.9)	(96.5)	(9.4)	(12.1)	(87.8)	12.8
Other	8.3	55.6	3.5	16.1	23.6	12.4
Free cash flow	$(36.6)	$49.0	$(5.8)	$9.3	$1.8	$43.7

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

Management’s calculation of free cash flow by quarter

(In millions of dollars)
	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$(16.2)	123.2	14.1	25.9	14.3	68.9
Interest paid, net	(16.5)	(66.5)	(15.9)	(15.9)	(15.5)	(19.2)
Capital expenditures	(3.2)	(11.5)	(4.7)	(1.0)	(2.2)	(3.6)
Income taxes received (paid)	0.1	(0.5)	(0.1)	0.3	(0.3)	(0.4)
Employee future benefits, expense over (under) cash contributions 2	(0.8)	4.3	0.8	–	5.5	(2.0)
Free cash flow	$(36.6)	$49.0	$(5.8)	$9.3	$1.8	$43.7

1
Effective January 1, 2010, the Company changed its policy with respect to classification of gains and losses on certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances.  Prior period comparative information has been restated to reflect this change of policy.  Refer to Section 10 “Changes in accounting policies” for further details.

2	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic life of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 57 to 61 of the Company's 2009 Annual Report.  These have not materially changed since December 31, 2009.

10.	CHANGES IN ACCOUNTING POLICIES

Effective for the year ended December 31, 2009, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian GAAP with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP, and restated its interim consolidated financial statements for 2009.

Information on the impact of U.S. GAAP on the Company’s interim consolidated earnings and consolidated balance sheets is presented in note 18, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” to the Company’s interim consolidated financial statements for the three months ended March 31, 2010.

Effective January 1, 2010, the Company changed its policy on the classification of foreign exchange gains and losses on the ineffective portion of its derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in “Sales” are now recognized in “other income (expense), net”. The Company is continuing to classify the effective portion of gains or losses on its currently designated U.S. dollar revenue risk management instruments in the same income statement line items as the hedged item in “Sales”.

In addition, the Company also changed its policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in “Sales” and “Cost of sales, excluding depreciation and amortization”.  The changes in the fair value related to these instruments are now recognized in “Other expense, net”.

During 2010, the Company adopted the following new pronouncement issued by the Financial Accounting Standards Board (“FASB”):

•
In June 2009, the FASB amended the Consolidation Topic of the ASC, as it relates to the consolidation of variable interest entities.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this topic are effective January 1, 2010.  The amendments had no impact on the Company’s consolidated financial statements or disclosures.

•
In February 2010, the FASB amended its guidance on subsequent events contained in the ASC.  The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  The Company adopted the amended guidance in its consolidated financial statement disclosures for its interim financial statements for the three-month period ended March 31, 2010.

11.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may impact the Company’s consolidated financial statements for future periods.

12.	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of the Company's risks and uncertainties can be found on pages 63 to 74 of the Company's 2009 Annual Report.  Risks to the Company reported in the Company’s 2009 Annual Report include risks related to the ability to meet cash requirements or to pay or refinance debts as they mature, the existence of an executive officer to perform important managerial and oversight functions, the potential for severance obligations, the cyclical nature of its business and fluctuations in product prices, the effect media trends may have on demand for the Company’s products, property tax disputes, exchange rate fluctuations, global competition, international sales, fluctuations in the cost and supply of wood fibre, capital structure, impact of losses incurred in recent periods which could affect ongoing operations if continued, labour disruptions, claims of aboriginal title and rights in Canada, increases in energy costs, environmental regulation, supply of certain raw materials, increases in capital and maintenance expenditures, periodic litigation, extending trade credit to customers, dependency on certain of the Company’s management personnel, consumer boycotts or increases in costs due to chain-of-custody programs, insurance coverage limitations, mill locations in seismically active areas, post-retirement plan obligations, and change in legal control of the Company.  An update to the Company's risks and uncertainties, as at March 31, 2010, can be found below:

Update on risks and uncertainties

The Company’s business is of a cyclical nature and its product prices may fluctuate significantly.

For further details related to the current business climate, refer to Section 14, “Outlook.”

Increases in energy costs could have a negative impact on the Company’s business.

The Company is a significant consumer of electrical power.  The Company’s electricity supply agreements are provincially regulated, and pricing has historically been very stable.  However, in recent years BC Hydro and Power Authority (“BC Hydro”) has sought, and to some extent achieved, rate increases above historical levels.  Although much of the impact of these rate increases has been offset by the Company through reductions in usage at the highest incremental power rate, the Company expects BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources.  The Company believes B.C.’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings. On March 3, 2010, BC Hydro announced a rate increase of 9.26% effective April 1, 2010 that is subject to a final review by the B.C. Utilities Commission.

The Company is subject to significant environmental regulation.

The Company is subject to extensive environmental laws and regulations which impose stringent standards on the Company regarding, among other things:

•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

The Company may be required to incur substantial costs to comply with environmental laws, which costs may have a material adverse effect on the Company.  Enforcement of existing environmental laws and regulations has become increasingly strict.  Some of the Company’s operations are also subject to stringent permitting requirements and from time to time the Company faces opposition to construction or expansion of proposed facilities, such as landfills.  The Company may discover currently unknown environmental liabilities in relation to its past or present operations or at its current or former facilities, or it may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

Provincial legislation governing contaminated sites came into effect in B.C. on April 1, 1997.  If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a “contaminated site” under the legislation.  The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes.  If a site is determined to be contaminated, remediation will normally be required under government supervision.  As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to the Company but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.  The Company is not aware of any sites or land parcels which are considered contaminated under B.C.’s contaminated sites legislation.  However, the scope and cost of remediation of any of the Company’s existing mill sites should such site cease to be an operating mill is unknown and could result in a material adverse effect on the Company depending upon the remediation required and the intended future use of the site.

On February 20, 2008, the B.C. government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  For the year ended December 31, 2009, the Company paid $2.4 million related to this carbon tax and the impact may increase in future years, due to the announced annual increases in the carbon tax rates for various fuel types.  These increases may be mitigated depending on the Company’s ability to decrease its use of fossil fuel.

The federal government of Canada has indicated its intent to regulate priority air pollutants and GHGs under the Canada Clean Air Act and the Canadian Environmental Protection Act.  The forest products sector is expected to be one of the targeted sectors for regulation under both acts.  The priority air pollutants include particulate matter and sulphur oxides (“SOx”).  Under the proposed targets, the Crofton mill may be required to reduce particulate matter and SOx emissions.  The cost of making any such reductions is currently unknown.  In January 2010, the federal government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on these initiatives will be, as none have been enacted into law.

The Province of B.C. is a signatory to the Western Climate Initiative (“WCI”), a collaboration of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016.  The WCI and B.C. have stated their intention to implement a cap and trade system by 2012.  It is too early to determine the impact on the Company and whether it will have a deficit or surplus of carbon credits under any relevant regulatory cap and trade scheme.

On November 25, 2009, B.C.’s GHG reporting regulation was passed by the B.C. government and became effective January 1, 2010.  The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more.  This new regulation will affect at least three of the Company’s five paper mills.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S.  It is, therefore, too early to determine the overall impact of these initiatives will have on the Company or when they may come into effect.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions.  An energy and climate change bill was passed by the U.S. House of Representatives in June 2009 setting a GHG reduction target of 17% below 2005 levels by 2020 increasing to 83% by 2050.  The Senate is currently reviewing this bill with a vote expected later this year.  On December 29, 2009, the U.S. Environmental Protection Agency’s (“EPA”) Mandatory Reporting of Greenhouse Gases Rule came into effect.  This rule will require the Snowflake mill to install a continuous monitor on its power boiler stack to monitor and report on carbon dioxide emissions.  The EPA has also announced that it will make a decision later this spring on the amount of GHGs that facilities can emit before having to include limits for these emissions in their permits, although permits containing these limits will not be required before January 2011.

It is too early to determine the full impact these laws and policies will have on the Snowflake operations, but the Company could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the capital or operating costs at the mill.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate-change-related concerns.  If such initiatives are implemented and to the extent the Company operates or offers our products for sale in affected jurisdictions, it may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives

13.	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty printing paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy-supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and input materials whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA 1	Net earnings 2	Earnings per share

Product prices 3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$9	$6	$0.02
Newsprint	5	3	0.01
Pulp	2	2	0.00

Foreign exchange 4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$5	$3	$0.01

Energy cost sensitivity 5
A 5% change in the price of:
Natural gas and oil – direct purchases	$1	$1	$0.00
Electricity – direct purchases	5	4	0.01
Coal	1	1	0.00

Fibre sensitivity 5
A US$5 per unit change in the price of:
Wood chips (Bdt)	$7	$5	$0.01
ONP (ST)	2	1	0.00

1      EBITDA is a non-GAAP measure.  Refer to Section 10, “Non-GAAP measures” for further details.
2      Based on an expected tax rate of 28.5%.
3      Based on sales of Q1 2010 annualized production and foreign exchange rate of US$0.96.
4
Based on Q1 2010 annualized net cash flows and a movement to US$0.97 from US$0.96 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar-denominated debt.

5      Based on Q1 2010 annualized consumption levels and an exchange rate of US$0.96.

14.	OUTLOOK

North American print advertising demand is expected to increase slowly in 2010, resulting in minimal improvements in year-over-year demand.  Recent changes to industry capacity are expected to result in increased operating rates for some paper grades.  Demand for coated and uncoated mechanical papers is expected to rebound slightly from 2009 levels.  Newsprint prices are expected to improve in 2010; however, prices will not improve significantly unless operating rates are sustained at higher levels.  Pulp prices are expected to continue to strengthen in Q2, 2010, but price increases beyond that are uncertain, given that a significant amount of NBSK pulp production capacity that was previously idled is expected to be restarted during the balance of 2010.

The continued strengthening of the Canadian dollar will erode some of the gains in pricing that are expected for the balance of 2010.  Higher fibre costs, driven by increasing NBSK prices, as well as higher energy and restructuring costs will also negatively impact net earnings, cash flows, and liquidity in coming quarters.  In addition, increasing ONP prices will negatively affect manufacturing costs at the Snowflake mill, and could result in future production curtailment at that mill.  The Company remains focused on reducing its cost base, conserving cash, and improving its product mix.  The Company’s progress to-date on its key priorities for 2010 is provided in Section 1, “Overview and highlights” and these remain the main focus going forward.

Production curtailment

The table below summarizes the production curtailment anticipated by the Company in the second quarter of 2010.

Q2 2010 Forecast Production Curtailment (In thousands of tonnes)	Specialty printing papers	Newsprint	Market pulp	Total

Crofton 1		34.9	10.2	45.1
Elk Falls 1	37.6	92.0		129.6
Total	37.6	126.9	10.2	174.7

1	Curtailment includes market curtailment related to C1, E1, E2, and E5 which are indefinitely curtailed and one line of Crofton pulp which the Company plans to restart in Q2.

Decisions as to the specific extent of more or less curtailment in the second quarter and beyond will be made as required based on market conditions at the time.  If market demand for paper and/or pulp were to recover and the Company wanted to restart capacity that is currently indefinitely curtailed, fibre supply could become a constraint depending on timing, the amount of capacity involved, and the condition of lumber markets and sawmill operating rates at that time.

Demand and pricing

Coated and uncoated mechanical paper demand is expected to improve modestly in the latter half of 2010.  Improved operating rates and rising input costs led the Company to announce a price increase of US$30 per short ton for both coated paper grades and SC paper grades effective April 1, 2010 and an increase of US$50 per short ton for its Electrastar and Electrastar Max superbrite grades effective May 15, 2010.  In addition, the Company announced an increase of US$40 per short ton for Electrabrite grades effective June 1, 2010.  For directory paper, demand is expected to contract further in 2010 in response to reduced advertising levels, fewer printed books, and reduced book size and circulation.  With annual contracts in place, benchmark prices are expected to remain relatively steady throughout 2010.

Despite the continued decline in newsprint consumption, newsprint benchmark prices are expected to see modest improvement, supported by improved shipments to export markets.  The Company has announced newsprint price increases of US$25 per tonne in each of the months of May and June 2010.  Further newsprint price increases will be difficult to implement until operating rates improve.

Pulp prices are likely to increase in the second quarter of 2010 given a number of factors causing temporary supply interruptions, including the earthquake in Chile, as well as rising fibre and energy costs facing producers.  The Company announced a pulp price increase in China of US$90 per tonne for April 2010, and on March 29, 2010, announced the restart of the second line of Crofton pulp production in Q2, reinstating 181,000 tonnes of pulp production capacity on an annualized basis.

Capital spending

Capital spending is expected to be at a basic maintenance level of approximately $20 million in 2010.  The Company also expects to incur additional capital spending of approximately $18 million related to two projects that are focused on energy efficiency and cost reduction.  The Company expects to fund these projects by utilizing $18 million of available Green Transformation Program credits.  During 2009 and continuing into 2010, capital spending was and is expected to remain at historically low levels.  The Company expects that based on current production capacity, these low levels are not sustainable over the longer term.

Liquidity, debt maturities, and covenants

The Company’s principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as principal and interest payments on debt.  Assuming an improvement in its business in the second half of 2010, the Company anticipates that future operating cash requirements can be funded through internally generated cash flow from operations and advances under its ABL Facility.  However, in the event of further deterioration in the Company’s business or the continuation of current market conditions for a prolonged period, these sources may not be sufficient to meet cash requirements for operations and additional funding sources would be required.

Additional funding sources would also be required to repay the Company’s outstanding debt as it matures.  In normal market conditions, such additional funding would typically be obtained through the issuance of debt or equity securities or both.  However, credit and capital markets have been volatile over the last several years and market access for non-investment grade companies, including the Company, was limited or non-existent for extensive periods in 2008 and 2009.  Accordingly, there can be no assurance that the Company would be able to access debt or equity markets to the extent necessary to fund any shortfall arising from operations or to repay or refinance the Company’s outstanding debt as it matures.  For further details on the Company’s financial condition see Section 3, “Liquidity and capital resources” and the Company’s interim consolidated financial statements for the three-month period ended March 31, 2010, note 10, “Long-term debt”.

15.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER
FINANCIAL REPORTING

The Company did not make any significant changes in internal controls over financial reporting during the most recent three-month period ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company's regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 78 of the Company's 2009 Annual Report.  There have been no significant changes to those requirements since December 31, 2009.

16.	OUTSTANDING SHARE DATA

At April 28, 2010, the Company had 381,753,490 common shares issued and outstanding.  At April 28, 2010, the Company also had 2,337,673 stock options outstanding, exercisable for 2,337,673 common shares of the Company.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.